SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 14, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, May 12, 2007
CP launches plan to maintain operations as track maintenance employees go on strike
CALGARY — Canadian Pacific (TSX/NYSE: CP) is deploying trained management employees to safely maintain its operations during a strike announced today by the union representing its maintenance of way workers.
The union notified the company that it plans to strike at 11:59 PM MDT May 15, 2007.
In addition to improved pension and benefits the Company’s settlement offer calls for increases of 3%, 4% and 3% over the 3 year term, 2007-2009 and is consistent with agreements ratified by other CP unions. These increases significantly exceed average settlements across Canadian industry, which are running just over 2.5% annually.
The union recently increased its wage proposals from 12% to 13% over the 3 year term.
CP has renewed 99 collective agreements with 15 different unions over the last 12 years with just one short strike 4 years ago.
“Through a system-wide contingency plan, our company has taken the steps necessary to maintain our tracks for the duration of this job action,” said CP Senior Vice President Brock Winter. “Our commitment to ensure safe train operations will continue.”
The union represents employees who do not operate trains; they maintain track and structures. CP has trained over 1300 employees to enable replacement of roughly 1,200 positions which directly maintain track. Other positions will not be replaced as they are associated with capital projects, which will be deferred.
CP’s trains will continue to operate with regular personnel.
The strike will not affect other unionized employees in Canada or the U.S.

Contacts:
Media	Investment Community
Mark Seland	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-3566	Tel.: (403) 319-3591
e-mail: mark_seland@cpr.ca	e-mail: investor@cpr.ca